SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL To Appoint New Chief Financial Officer

São Paulo, February 2, 2009 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil's low-cost airline, announces Leonardo Pereira as GOL’s executive vice-president and chief financial officer. Pereira will assume senior executive position occupied by Richard Lark until June 2008, when he transitioned his executive responsabilities, and will be responsible for Finance, Investor Relations, Accounting and Taxes, Financial Planning and Corporate Budget departments. The company scheduled a Board of Directors meeting on February 4, 2009 to vote on Pereira's nomination.

“We are confident that Pereira’s experience in the capital markets will be a great asset to the company. He will be a great addition to our team and help us further maintain a transparent communications process with our local and international analysts and investors,” says Constantino de Oliveira Junior, GOL’s president and CEO.

Prior to joining GOL, Pereira served two years as the Director President of Companhia do Vale do Araguaia, a Brazilian commercial foresting company, and six years as the Director-Executive Finance and Investor Relations of NET Serviços, a leading cable provider in Latin America listed on the Bovespa (Level II), NASDAQ and Latibex. He previously served five years as Planning Director at Globopar, a media industry holding company, and 13 years in a number of roles at Citibank Corporate Finance Bank in Brazil, Asia, Latin America and the United States, including leader of the Latin American Aviation team. He is member of the Corporate Governance Committee of the São Paulo chapter of the American Chamber of Commerce and serves on the board of M. Dias Branco, Bovespa Novo Mercado member and Brazil’s leading food company.

During his career, Pereira has experience with capital reorganization, raising long-term financing, issuing stock, mergers and acquisitions, as well as implementing Sarbanes-Oxley regulations.

Pereira holds degrees in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and Economics from the Universidade Candido Mendes; he received his MBA from Warwick University (England). Pereira has also studied Finance at IMD in Switzerland and General Management at Wharton Business School, attended The Association for Overseas Technical Scholarship (AOTS) in Japan, and completed Columbia University’s Senior Executive Education Program.

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

Ph: 55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Corporate Communication
Ph.: 55 (11) 2128-4413
comcorp@golnaweb.com.br

Media – Brazil
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore subject to change without prior notice.

FSB Comunicações (Brazil):
Érica Arruda
Ph.: 55 (11) 2128-4420
erica.arruda@fsb.com.br

Media – U.S. and Europe
Edelman
Meaghan Smith and Noelle Dean
Ph: +1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.